UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Stratasys Ltd. (“Stratasys” or the “Company”) hereby notifies its shareholders that it will hold its 2015 Annual General Meeting of Shareholders (the “Meeting”) on Friday, October 9, 2015 at 9:00 a.m. U.S. Central Time, at the Stratasys NASH Building, located at 9600 West 76th Street, Eden Prairie, Minnesota 55344-2020.  The record date for the determination of the holders of Stratasys’ ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 per share (“Ordinary Shares”), entitled to vote at the Meeting is Friday, September 4, 2015.

At the Meeting, Stratasys’ shareholders will be asked to vote on the following:

1.     The election of each of Mr. Elchanan Jaglom, Mr. S. Scott Crump, Mr. David Reis, Mr. Edward J. Fierko, Mr. Ilan Levin, Mr. John J. McEleney, Ms. Ziva Patir, and Mr. Clifford H. Schwieter to serve as a director of the Company until the 2016 annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation, replacement or removal.

2.     The approval of the payment of a cash bonus of $480,645 (approximately 1,885,000 New Israeli Shekels) to Mr. David Reis, the Company’s Chief Executive Officer and a director, in respect of his performance for the year ended December 31, 2014, as determined and approved by the compensation committee of the Company’s board of directors and by the Company’s board of directors (the “Board”) pursuant to their authority under Mr. Reis’ existing employment agreement, the Company’s Compensation Policy for Executive Officers and Directors, and the Israeli Companies Law, 5759-1999.

3.     The reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2015 and until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

The Board of Directors of Stratasys recommends that Stratasys’ shareholders vote in favor of all of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least 25% of Stratasys’ voting rights will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Friday, October 16, 2015 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The vote of all Stratasys shareholders is important regardless of whether they attend the Meeting.  Accordingly, the Company asks all shareholders to participate and vote regardless of the number of ordinary shares they own.

Approval of each proposed action above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions). The approval of Proposal 2 is also subject to satisfaction of one of the following, additional voting requirements:

•                  the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

Stratasys will soon provide to its shareholders a proxy statement describing, in detail, additional logistical information related to the Meeting, the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other information related to the Meeting (including further information related to the required vote for approval of each proposal). The Company will also furnish copies of the proxy statement to the Securities and Exchange Commission (“SEC”) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com or by directing such request to Shane Glenn, the Company’s Vice President of Investor Relations, at sglenn@stratasys.com. The full text of the proposed resolutions for each proposal, together with the form of proxy for the Meeting, may also be viewed beginning on September 11, 2015, at the registered office of the Company, 2 Holtzman Street, Science Park, Rehovot, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  The telephone number at the Company’s registered office is +972-74-745-4300.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by the Company on August 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 31, 2015	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer and
Chief Operating Officer